

September 24, 2012

<u>Via Facsimile</u>
Mr. James Hagemeier
Chief Financial Officer
Black Elk Energy Offshore Operations, LLC
11451 Katy Freeway, Suite 500
Houston, TX 77079

   Re: Black Elk Energy Offshore Operations, LLC
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed March 26, 2012
      File No. 333-174226

Dear Mr. Hagemeier:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Ethan Horowitz

            Ethan Horowitz
            Branch Chief